

Lorena Rojas, M.D.

Vice President of Hispanic Services

Email: Lorena@SleepBetterFoundation.com

Education:

02/2009 - 12/2014   University of Carabobo Faculty of Health Science, School of Medicine.
Valencia, Venezuela M.D

Licensure/Certification:

05/2019   American Heart Association Heartsaver. First Aid, CPR, AED Certification.
01/2019   *Educational Commission for Foreign Medical Graduates Certification.*

Membership in Honorary/Professional Societies:

- Medical License, Venezuela
- Carabobo State College of Physicians

Work Experience:

Research Assistant	**University of California Los Angeles** **Division of Hematology - Oncology.** **Los Angeles, CA.**	07/2018
Staff Physician	**Clínica del Centro** **Valencia, Venezuela**	01/2015 - 03/2015
Staff Physician	**Manuel Manrique Ambulatory Clinic** **Cojedes, Venezuela**	12/2014 - 03/2015

Honors and Awards:

Honorific Mention. Best Undergraduate Thesis 2014.
"Doctor Miguel Perez Carreno" Award. Carabobo State College of Physicians.